UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

DIVISION OF
CORPORATION FINANCE

06026870

March 3, 2006

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2006

Dear Mr. McMillen:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to Charles Schwab by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth Colombo
Corporate Governance Advisor
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

1171314

THE CHARLES SCHWAB CORPORATION

January 6, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JAN 0 6 2006 WASH. D.C. 185 SECTION

Re: Omission of Stockholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund from the 2006 Proxy Statement of the Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation, a Delaware corporation listed on The Nasdaq National Market (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "SMW Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent") from the Company's proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter, which outlines the Company's reasons for excluding the Proposal from the Proxy Materials, and (2) the Proponent's letter, dated November 28, 2005, attached as Exhibit A, setting forth the Proposal. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 17, 2006 and ready for filing with the Commission on or about March 30, 2006. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Proposal and Background

The SMW Proposal of November 28 requests that the Board of Directors of the Company (the "Board") "initiate the appropriate process" to amend the Company's certificate of incorporation or bylaws to provide that director nominees "shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Prior to the SMW Proposal, on October 28, 2005, the Company announced that the Board had determined to seek approval at the 2006 annual meeting of the Company's stockholders of a proposal to amend its governance documents with respect to director elections to declassify the Board (the "Company Proposal"). See Exhibit B. At present, directors of the Company are divided into three, approximately equal classes, each class having a three-year term. The classes have staggered election dates: one class of directors is elected at each annual meeting by a plurality vote. If the Company Proposal is approved, all directors will be elected annually after their current terms expire by a plurality vote.

Including both the SMW Proposal and the Company Proposal in the Proxy Materials at the same time will result in substantial stockholder confusion and will lead to inconsistent results in the way the SMW Proposal would be implemented, depending on the outcome of the Company Proposal. As described below, the Company believes that the SMW Proposal conflicts with the Company Proposal and may be omitted from the Proxy Materials.

Grounds for Omission

The SMW Proposal conflicts with the Company Proposal and accordingly may be excluded pursuant to Rule 14a-8(i)(9).

Rule 14a-8(i)(9) under the proxy rules permits exclusion of a shareholder proposal if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The proposals do not need to be identical or exactly opposite to be deemed in conflict under the proxy rules. See Release No. 34-40018 (May 21, 1998). When two proposals present positions such that submitting both proposals to a vote could "provide inconsistent and ambiguous results," the proposals are deemed to be in conflict. See Mattel, Inc. (Mar. 4, 1999). In the present instance, the Company will seek the approval of stockholders to amend its certificate of incorporation and bylaws to provide for the annual election of directors, rather than the election of directors by class. The Company's bylaws provide for the election of directors by plurality vote, and the Company will retain the plurality standard in its proposal, because the outcome of the vote on declassification will be a determining factor on deciding whether or not, or how, to implement a majority voting standard in the future.

Whether or not the board remains classified is significant in deciding how to vote on a majority voting standard. The case of a failed election (i.e., where a director does not receive a majority vote but does receive a plurality vote) highlights the inconsistency and ambiguity resulting from the simultaneous submission of the SMW Proposal. If the Company Proposal is defeated, a director who receives a plurality but fails to obtain a majority vote under the SMW Proposal will have a holdover term for three years, until the director's class is next up for election. See Del. Gen. Corp. L. § 141(b) ("Each director shall hold office until such director's successor is elected and qualified …"). This provision of Delaware corporation law cannot be amended by the certificate of incorporation or the bylaws. However, if the Company's proposal is adopted and annual elections result, a holdover director could continue in office for at most one year. A stockholder who favors the SMW Proposal if the Company Proposal is adopted therefore may wish to vote *against* the SMW Proposal if the Company Proposal is not adopted.

Another example of the inconsistency and ambiguity of a simultaneous submission of the SMW Proposal arises in the case of removal of directors. Section 141(k) of the Delaware General Corporation Law provides that directors on classified boards may only be removed in the middle of a term by a majority of the outstanding shares for cause, whereas directors on an unclassified board may be so removed with or without cause. If the Company Proposal and SMW Proposal are submitted simultaneously, stockholders must try to decide whether to vote against the Company Proposal regarding declassification (to retain the effect of section 141(k) so directors can only be removed for cause in the middle of a term) while at the same time trying to decide whether a majority vote system for election of directors instead of a plurality is appropriate and consistent with a classified board.

The Staff's recently issued no-action correspondence with Whole Foods Market, Inc., which dealt with voting on all matters under a specific Texas law, is distinguishable from the present circumstance, in which stockholders are asked to vote on the manner of director elections under Delaware law. Whole Foods Market, Inc. (Dec. 14, 2005). In *Whole Foods*, the outcome of the shareholder vote on the Company's proposal (to change the two-thirds requirement of the Texas Business Corporation Act to a majority of outstanding shares) was not necessary to understand how to vote on the shareholder proposal (to permit a simple majority standard "wherever possible"). That would not be the case in which a stockholder is asked to vote on a majority standard on director elections without knowing the consequences for failed elections or removal of directors from the decision on the classified board.

Since stockholders cannot vote contingently on simultaneous proposals, they are precluded from making an informed decision on how to vote on one proposal if they do not know the outcome of the other. This is the type of conflict and inconsistency that Rule 14a-8(i)(9) was intended to address. The choice posed to stockholders in the present case is analogous to situations where proposals are deemed to conflict because they present stockholders with "alternative" rather than "opposite" options. See, e.g., Gyrodyne Co. of America, Inc. (Oct. 31, 2005); Chevron Corporation (Feb. 27, 1991). Even if the Proponent had been unaware that the Company intended to submit its declassification proposal, despite the fact that the Company made a public announcement of the Company Proposal one month prior to the submission of the SMW Proposal, it is nevertheless a problem that the SMW Proposal omits to explain what would happen if the declassification proposal were defeated (that is, if the classified board were retained, and at the same time the director majority voting proposal were also adopted). The adoption of a majority director voting system has a different meaning and outcome, depending on whether the Board is elected annually or by class. The solution is to allow the Company to present its proposal to declassify the Board without the confusion and inconsistency that will result from simultaneous submission of the SMW Proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the SMW Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(9) because the SMW Proposal and the Company Proposal conflict.

If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any response to this letter. Please do not hesitate to contact the undersigned at (415) 636-3255.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: *scott.mcmillen@schwab.com*

Exhibit A: Sheet Metal Workers' National Pension Fund Proposal
Exhibit B: Press Release of Charles Schwab Corporation dated Oct. 28, 2005

cc: Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, Proxy Vote Plus

EXHIBIT A

PROPOSAL

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (415) 667-3596 and via UPS]

November 28, 2005

Carrie E. Dwyer
Executive VP, General Counsel and Corp. Secretary
Charles Schwab
120 Kearny Street
San Francisco, CA 94108

Re: Director Election Majority Vote Standard Proposal

Dear Carrie E. Dwyer:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to an amendment to the Company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 32950 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Charles Schwab ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh & McLennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

EXHIBIT B

THE CHARLES SCHWAB CORPORATION:
PRESS RELEASE DATED OCT. 28, 2005

THE CHARLES SCHWAB CORPORATION

News Release

Contact

MEDIA:
Greg Gable
Charles Schwab
Phone: 415-636-5847

INVESTORS/ANALYSTS:
Rich Fowler
Charles Schwab
Phone: 415-636-9869

CHARLES SCHWAB TO SEEK APPROVAL TO DECLASSIFY ITS BOARD OF DIRECTORS

SAN FRANCISCO, October 28, 2005— The Charles Schwab Corporation announced today its Board of Directors will seek stockholder approval to declassify its Board of Directors at its 2006 Annual Meeting of Stockholders.

Currently, Directors are elected to three classes of staggered, three year terms. The 2006 Proxy Statement will include a resolution submitted by the Board of Directors to amend the Certificate of Incorporation to provide for Directors to be elected annually after their current terms expire.

"The decision to submit a binding resolution to the stockholders follows careful deliberations by both the Nominating and Corporate Governance Committee and the Board of Directors regarding Board structure and the views of stockholders," said Charles R. Schwab, Chairman and Chief Executive Officer.

The Charles Schwab Corporation (NYSE / Nasdaq: SCH), through its operating subsidiaries, provides securities brokerage and financial services to individual investors and the independent investment advisors who work with them. With over 7 million individual investor accounts and more than $1 trillion in client assets, The Charles Schwab Corporation is one of the nation's largest financial services firms. Its subsidiary Charles Schwab & Co., Inc. (member SIPC) provides a complete range of investment services and products, including an extensive selection of mutual funds; financial planning and investment advice; retirement plans; referrals to independent fee-based investment advisors; and custodial, operational and trading support for independent fee-based investment advisors. Its subsidiary Charles Schwab Bank, N.A. (member FDIC) provides banking and mortgage services and products. The corporation's other operating subsidiaries include U.S. Trust Corporation (member FDIC) and CyberTrader®, Inc. (member SIPC). These companies' Web sites can be reached at www.schwab.com, www.schwabbank.com, www.ustrust.com, and www.cybertrader.com.

###

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2006

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Ted Yu
Special Counsel